                                       Rule 424 (b) (2)
                                       File Nos. 33-54049


Pricing Supplement No. 119                Dated February 9, 1996


(To Prospectus dated September 15, 1994 and Prospectus Supplement dated September 15, 1994).


                                $1,000,000,000
                            CORESTATES CAPITAL CORP
                    Senior Medium-Term Fixed Rate Notes Due
                    Nine Months or More From Date of Issue
        Unconditionally Guaranteed as to Payment of Principal, Premium,
                            if any, and Interest by
                           CORESTATES FINANCIAL CORP


Cusip:                                                   21869EFA8

Principal Amount:                                  $ 35,000,000.00

Interest Rate per annum:                                    5.625%

Maturity Date:                                          02/12/2001

Settlement Date:                                        02/12/1996

Interest Payment Schedule:                            FEB/AUG 12th

First Coupon:                                           08/12/1996

Day Count:                                                  30/360

Initial Redemption Date, if any:

Optional Repayment Dates, if any:

                            MTN Pricing Supplement

                              RECENT DEVELOPMENTS

     The following is unaudited consolidated financial information for CoreStates Financial Corp ("CoreStates") and its subsidiaries for the three and twelve-month periods ended December 31, 1995 and 1994. The following financial information should be read in conjunction with the current report on Form 8-K filed January 17, 1996 and with the financial information for the twelve months ended December 31, 1994 contained in CoreStates' Annual Report on Form 10-K. These reports are incorporated by reference in the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

     Operating results, key financial ratios and per share information are summarized in the following table (in millions, except per share):


                                                 Three Months Ended            Twelve Months Ended
                                                    December 31,                  December 31,
                                                 -------------------          ---------------------
                                                   1995        1994             1995          1994
                                                 -------     -------          --------     --------
Net interest income (taxable
  equivalent basis)..........................    $ 378.8     $ 364.4          $1,505.8     $1,410.6
                                                 =======     =======          ========     ========
Income before the cumulative effect of
  a change in accounting principle...........    $ 137.0     $ 111.5          $  452.2     $  248.8
Exclude after-tax effects of:
  Restructuring charge (credit)..............       (4.1)          -              62.5          -
  EPS gain...................................          -           -             (11.8)         -
  Merger-related charges.....................          -           -                 -        167.4
                                                 -------     -------          --------     --------
Operating earnings...........................    $ 132.9     $ 111.5          $  502.9     $  416.2
                                                 =======     =======          ========     ========

Operating earnings per share.................    $  0.96     $  0.78          $   3.58     $   2.92
                                                 =======     =======          ========     ========

Return on average equity (a).................      22.52%      19.50%            21.78%       18.34%
Return on average assets (a).................       1.84        1.60              1.77         1.50
Net interest margin..........................       5.97        5.89              5.97         5.80
Average common shares outstanding............    138,468     142,252           140,600      142,498

----------------

(a) Calculated based on "operating earnings." See definitions of operating earnings in "Fourth Quarter Results."


     The ratio of earnings from continuing operations before income taxes to fixed charges of continuing operations for the twelve months ended December 31, 1995 was as follows:

Combined CoreStates (parent company)
 and CoreStates Capital..................   2.75x
CoreStates consolidated:
 Excluding interest on deposits..........   3.72x
 Including interest on deposits..........   1.90x

                            MTN Pricing Supplement

Forth Quarter Results
---------------------

     In the fourth quarter of 1995, CoreStates Financial Corp ("CoreStates") recorded net income of $137.0 million or $0.99 per share. "Operating earnings" for the fourth quarter of 1995, which has been defined for purposes of this discussion as net income excluding a restructuring credit, was $132.9 million, or $0.96 per share. This represents a 23.1% increase on a per share basis when compared to fourth quarter of 1994 net income and operating earnings of $111.5 million, or $0.78 per share. The restructuring credit is related to "BEST", the corporate-wide process redesign, and is discussed below.

     The $21.4 million improvement in operating earnings for the fourth quarter of 1995, as compared to the fourth quarter of 1994, was primarily due to a 3.9% increase in taxable equivalent net interest income coupled with a $16.1 million or 5.2% decrease in expenses excluding the restructuring credit. The net interest margin for the fourth quarter of 1995 was 5.97% compared to 5.89% for the fourth quarter of 1994. The increase in the level of taxable equivalent net interest income was primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding and loan growth. Also contributing to the improvement in fourth quarter operating earnings was a $7.2 million, or 8.4% increase in non-interest income reflecting a $7.4 million gain on the sale of the Corporate Trust business. The financial impact of those aspects of the process redesign implemented since March 31, 1995 resulted in an increase in the fourth quarter of 1995 operating earnings of $33.4 million pre-tax, or $0.15 per share after-tax, as compared to the fourth quarter of 1994. This impact principally related to expense savings and exceeded original projections by $0.06 per share due to the realization of benefits earlier than planned.

     For the full-year 1995, CoreStates achieved record earnings due to continued growth in basic banking businesses, driven primarily by an increase in net interest income and reductions in operating expenses resulting from the implementation of the process redesign. CoreStates' "operating earnings" for the full-year 1995, defined as net income excluding the BEST related net restructuring charge and a gain related to a change in ownership interests in an affiliate joint venture, were $502.9 million, or $3.58 per share, reflecting growth of 22.6% on a per share basis when compared to operating earnings of $416.2 million, or $2.92 per share for the full-year 1994. Operating earnings for the full-year 1994 exclude merger-related charges of $167.4 million after-tax, or $1.17 per share, and the cumulative effect of a change in accounting principle. The net restructuring charge, gain on affiliate joint venture and 1994 merger-related charges are discussed below. CoreStates recorded net income of $452.2 million, or $3.22 per share for the full-year 1995, compared to net income of $245.4 million, or $1.73 per share for the full-year 1994.

     The largest contributor to the $86.7 million improvement in operating earnings for the full-year 1995 was a $95.2 million, or 6.7% increase in taxable equivalent net interest income. The net interest margin for the full-year 1995 was 5.97%, 17 basis points above the full-year 1994. The increases in taxable equivalent net interest income and net interest margin were primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding, reduced non-performing loans, and loan growth, particularly in credit card outstandings and asset-based lending at Congress Financial Corporation, CoreStates' commercial finance subsidiary. Net interest income and the net interest margin at CoreStates continue to benefit from the interest rate risk management strategy of maintaining a relatively neutral interest rate risk sensitivity and avoiding speculative interest rate positions.

     Also contributing to the improvement in the full-year 1995 operating earnings was a $26.7 million, or 2.2% decrease in non-financial expenses excluding the net restructuring change, and a $13.7 million, or 2.4% increase in non-interest income, excluding the gain of affiliate joint venture and $7.4 million gain on the sale of the Corporate Trust business. The financial impact of those aspects of the process redesign implemented during 1995 was to increase full-year revenue by $6.1 million and decrease full-year non-financial expenses by $56.8 million, for an aggregate increase in operating earnings of $62.9 million pre-tax, or $0.28 per share after-tax.

                            MTN Pricing Supplement

Fourth Quarter Results - continued
----------------------------------

     Restructuring Charge/Credit - In March 1995, CoreStates completed an
     ---------------------------
intensive review of its operations and businesses and announced a corporate-wide process redesign plan, which restructures its banking services around customers and enhances employees' authority to make decisions to benefit customers. As a result of this process redesign, CoreStates recorded a $110.0 million pre-tax restructuring charge, $70.0 million after-tax or $0.49 per share in March 1995. CoreStates recorded restructuring credits of $3.0 million, $1.9 million after-tax or $0.01 per share in the second quarter of 1995, $2.4 million, $1.5 million after-tax or $0.01 per share in the third quarter of 1995, and $6.4 million, $4.1 million after-tax or $0.03 per share in the fourth quarter of 1995, related to gains on the curtailment of unvested pension benefits associated with employees displaced during 1995.

     Joint Venture - In March 1995, Electronic Payment Services, Inc. ("EPS") an
     -------------
affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing businesses of CoreStates and three other partners, admitted a fifth partner and increased the ownership interest of an existing partner. As a direct result of the change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.08 per share in the first quarter of 1995.

     1994 Merger -Related Charges - Upon consummation of their respective
     ----------------------------
acquisitions by CoreStates in 1994, Independence Bancorp, Inc. ("Independence") and Constellation Bancorp ("Constellation") recorded merger-related charges in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $167.4 million after-tax, or $1.17 per share. On a pre-tax basis, the merger-related charges consisted of a $145.0 million provision for loan losses, a $32.0 million addition to the OREO reserve, $13.0 million for the writedowns of purchased mortgage servicing rights and related assets, and $63.7 million for expenses directly attributable to the acquisition including $13.0 million of severance costs related to approximately 715 employees.

     1994 Accounting Change - During the first quarter of 1994, CoreStates
     ----------------------
recognized a $3.4 million after-tax, or $0.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a writedown to fair value of these securities, which were deemed to be impaired. This resulted from the Financial Accounting Standards Board's ("FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115. The interpretation, reached by a consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

     Total non-performing assets of $171.5 million or 0.58% of assets at December 31, 1995 decreased by $139.4 million, or 44.8% from December 31, 1994. The decrease from December 31, 1994 was primarily in the non-performing real estate portfolio, which declined by $78.4 million or 40.5% and the non-performing commercial loan portfolio, which decreased $35.7 million or 40.9%.

     The provision for loan losses for the fourth quarter of 1995 was $27.5 million, up $2.5 million from the prior year fourth quarter, but level with the 1995 third quarter provision. The allowance for loan losses at December 31, 1995 was $495.1 million, or 2.35% of loans and 341.7% of non-performing loans.

     Consolidated total assets at December 31, 1995 were $29.6 billion, up $0.3 billion from $29.3 billion at 1994 year-end. The December 31, 1995 tier 1 capital ratio, total capital ratio and tier 1 leverage ratio at 8.4%, 12.1% and 7.6%, respectively, were well in excess of regulatory guidelines.